NANO LABS CORP.
The Ford Building
615 Griswold Street
17th Floor
Detroit, Michigan 48226
(888) 806-2315 (telephone)

February 25, 2014

Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Attn:	Mr. Terence O'Brien, Branch Chief Mr. Craig Slivka, Special Counsel Mr. Kamyar Daneshvar, Staff Attorney Ms. Jenn Do, Staff Attorney

Re:	Nano Labs Corp. Form 10-K Filed October 15, 2013 File No. 333-171658

To Whom It May Concern:

On behalf of Nano Labs Corp., a Nevada corporation (the “Company”), we submit the following responses which respond to the numerical comments contained in the Securities and Exchange Commission letter dated January 30, 2014 (the “SEC Letter”) regarding the Annual Report on Form 10-K (the “Annual Report”).

Annual Report on Form 10-K for Fiscal Year Ended June 30, 2013

Item 1. Business, page 1

1. In accordance with the staff's comment, please be advised that we have amended the Annual Report to include the disclosure required by Item 101(h)(4)(iv) of Regulation S-K.

2. In accordance with the staff's comments, please be advised that we have amended the Annual Report to include the disclosure required by Item 101(h)(4)(x) of Regulation S-K.

Securities and Exchange Commission
Page Two
February 25, 2014

3. In accordance with the staff's comments, please be advised that we have revised the disclosure to specify in relationship to "pursuing key licensing agreements" or "letters of intent" that we have not entered into any formal agreements or contracts at the time. Please be advised that in accordance with the staff's comments, we will ensure in future filings to specify the status of any formal agreements. We have also included as exhibits several contracts listed under "Material Agreements" in the Annual Report.

Current Business Operations, page 1

4. In accordance with the staff's comments, please be advised that we have amended the Annual Report to reflect that we are a development stage company with no manufacturing capacity or agreements and have not generated revenue. We will also include in future filings as applicable.

5. In accordance with the staff's comments, in future filings we will disclose further details and information regarding the duration of our provisional patents and nature thereof.

Universal Assignment, page 2

6. Please be advised that the entrance date of the assignment is December 13, 2012 and we have corrected the typographical error. Please be further advised that the universal assignment has been filed as an exhibit to the Annual Report.

Non-Disclosure Agreement, page 8

7. Please be advised that we have deleted reference pertaining the estimated revenue of $54,000,000 regarding the two orders of 180,000 new LED lights. Moreover, we have further disclosed that we are required to obtain Underwriters Laboratory Certification on our nano coatings so that the contracts and products could be insured. As of the date of this Annual Report, we are working on obtaining the Underwriters Laboratory Certification, which is for the intumescent coating. We are underway to commence the testing, which will take between approximately 18 to 24 months to complete. In order to commence testing, we need to ensure that the production and samples are consistent and that we will be able to keep quality standards and fulfill with the spec-sheets.

Securities and Exchange Commission
Page Three
February 25, 2014

Material Agreements, page 10

8. In accordance with the staff's comments, we have filed the respective agreements as exhibits to the Annual Report and revised the disclosure under "Material Contracts" as to our contracts deemed material.

Purchase Order for 27,000 Liters, page 13

9. In accordance with the staff's comments, please be advised that we have revised the disclosure accordingly regarding our purchase order for 27,000 liters of our nano coatings.

Sources of Supply and Raw Materials, page 14

10. In accordance with the staff's comments, please be advised that we have revised the disclosure to reflect that we have not entered into any material agreements with suppliers for raw materials.

Facilities, page 15

11. Please be advised that our research is conducted in Mexico by Dr. Castano. Our administrative offices are in Detroit, Michigan, for handling patent applications, accounting and business development. The purpose for locating our offices in Detroit, Michigan, is because of the potential for application of our Nano coatings in the automotive sector, the applications of thermal conductivity, fire-proof applications in engine compartment firewalls, and self cleaning paint in automotive applications.

The commercial success of our products developed under the Nanotechnology Patent .... page17

12. Please be advised that the words "Proteina21" have been deleted from the disclosure.

Certain foreign countries could change its policies..... page 18

13. Please be advised that the word "China" has been deleted from the disclosure as a typographical error.

Securities and Exchange Commission
Page Four
February 25, 2014

Item 10. Directors, Executive Officers and Corporate Governance, page 33

Executive Officers and Directors, page 33

14. In accordance with the staff's comments, please be advised that the disclosure regarding each officer and director and their respective biography has been revised to conclude that such skills provide an excellent candidate to our board of directors.

Summary Compensation Table, page 35

15. In accordance with the staff's comments, please be advised that we have tied the footnotes to the table.

16. In accordance with the staff's comments, please be advised that the Annual Report has been amended to disclose the terms and provisions of the service agreement with Dr. Castano, which has also been included as an exhibit.

On behalf of the Company, we submit the following acknowledgements:

(a) the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Sincerely,

/s/ Bernardo Camacho Chavarria
Bernardo Camacho Chavarria